FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Material Event Notice regarding Interim Dividend Payment

                 Item 1

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy Schilling
General Counsel
Phone: (56 2) 351 1187
Fax     : (56 2) 351 1717
E Mail : aveszpremy@afpprovida.cl

Santiago, Chile – September 26, 2008.

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

INTERIM DIVIDEND

On September 25, 2008, the Board of Directors approved the distribution of a Ch$ 10.27 per share interim dividend on account of the 2008 fiscal year, it will be paid locally on October 24, 2008. This dividend is subject to a 35% additional withholding tax for foreign investors and subject to eventual future tax credits for the 2008 fiscal year, which will be determined in April 2009.

Each ADS represents fifteen shares. Local record date will be October 18, 2008.

Gross dividend	Ch$ 10.27 per share
Less
35% additional witholding tax	Ch$ 3.59 per share

Net dividend	Ch$ 6.68 per share

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	September 26, 2008	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	September 26, 2008	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.